Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
June 22, 2011

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 22, 2011 04:19 PM Pacific Time

Incorporation Number: **C0721125**

Recognition Date and Time: *Continued into British Columbia on April 7, 2005 01:03 PM Pacific Time*

NOTICE OF ARTICLES

Name of Company:

MERCATOR MINERALS LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
10TH FLOOR
595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

Delivery Address:
10TH FLOOR
595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
10TH FLOOR
595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

Delivery Address:
10TH FLOOR
595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Quin, Stephen P

Mailing Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Delivery Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Last Name, First Name, Middle Name:
QUINN, ROBERT J.

Mailing Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Delivery Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Last Name, First Name, Middle Name:
Benner, Colin

Mailing Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Delivery Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Last Name, First Name, Middle Name:
Thomas, Gavin

Mailing Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Delivery Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Last Name, First Name, Middle Name:
McLeod, D. Bruce

Mailing Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Delivery Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Last Name, First Name, Middle Name:
VANKOUGHNETT, RONALD EARL

Mailing Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Delivery Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Last Name, First Name, Middle Name:
Keane, Joseph M.

Mailing Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Delivery Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Last Name, First Name, Middle Name:
Bowles, John H.

Mailing Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

Delivery Address:
1971 SANDOWN PLACE
NORTH VANCOUVER BC V7P 3C3
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached